07006518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 7 2007
WASH. D.C. 186

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NO. |
|---|
| 8-24328 |

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

SYDAN L. P.

| Office Use Only |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2301
(No. and Street)

| CHICAGO | ILLINOIS | 60605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA 312-939-0477
(Area-Code-Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

| 13844 SOUTH MAPLE AVENUE | ORLAND PARK | ILLINOIS | 60462-1628 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 11 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

SEC MAIL PROCESSING
RECEIVED
MAR - 7 2007
WASH. D.C. 186 SECTION

SYDAN L. P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2006

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

# INDEPENDENT AUDITOR'S REPORT

To the Partners
Sydan L. P.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Sydan L. P. as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sydan L. P. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

February 22, 2007

SYDAN L. P.
(A Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in Bank | | $ 130,089 |
| Securities Owned, at Market Value | | 321,336 |
| Due from Brokers | | 1,503,319 |
| Accounts Receivable | | 13,746 |
| Total Current Assets | | $ 1,968,490 |
| **FIXED ASSETS** | | |
| Leasehold Improvements | $ 194,116 | |
| Automobile | 26,506 | |
| Less - Accumulated Depreciation | (114,733) | |
| Net Fixed Assets | | 105,889 |
| **OTHER ASSETS** | | |
| Memberships (at cost - Market Value at December 31, 2006 is $236,000) | $ 269,600 | |
| Investment | 10,000 | |
| Total Other Assets | | 279,600 |
| TOTAL ASSETS | | $ 2,353,979 |

## LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Due to Broker | | $ 266,173 |
| Accounts Payable | | 238,617 |
| Securities Sold, Not Yet Purchased, at Market Value | | 182,451 |
| Total Current Liabilities | | $ 687,241 |
| **PARTNERS' CAPITAL** | | |
| Partners' Capital | $3,499,512 | |
| Net (Loss) for the Year | ( 953,102) | |
| Partners' Net Distributions | ( 879,672) | |
| Total Partners' Capital | | 1,666,738 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | | $ 2,353,979 |

The accompanying notes to the financial statements are an integral part of this statement.

## NOTE 1 - ORGANIZATION AND OPERATION

Sydan L.P., the Company, is a Limited Partnership which is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company is a market maker on the Chicago Stock Exchange.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Income Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

### Depreciation

Depreciation of the leasehold improvements is computed on a straight line basis over the life of the lease. Depreciation of the automobile is computed on a straight line basis using an estimated useful of five years.

### Investment

The investment represents investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. The investment at December 31, 2006 includes:

| | |
|---|---|
| Goldman Sachs Execution & Clearing LP Limited Partnership Interest | $10,000 |

### Income Taxes

The Company's profits and losses are reflected directly on the partners' income tax returns. Accordingly, no federal or state income tax provision is made by the Company. However, the Company is liable for Illinois state replacement tax of 1.5% of net prescribed earnings.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### Operating Lease Commitment

On March 1, 2001 the Company leased office space under a noncancellable lease which expires on January 31, 2011. The Company subleased part of this space to an affiliated company. However, the sublease to the affiliate can be terminated or extended with 180 days notice. The Company paid $168,918 in rent expense under the terms of this lease in 2006. The following is a schedule by year of future minimum rents due under the lease as of December 31, 2006:

| Year Ending: | |
|---|---|
| December 31, 2007 | $131,314 |
| December 31, 2008 | 135,253 |
| December 31, 2009 | 139,311 |
| December 31, 2010 | 143,490 |
| December 31, 2011 | 12,046 |
| Total Lease Commitment | $ 561,414 |

### Employees' Defined Benefit Pension Plans

The Company established a defined benefit pension plan through which the Company sets aside an amount each year which is calculated to provide retirement benefits to eligible employees. These contributions are made to a trust for the benefit of its eligible employees. The Defined Benefit Pension Plan is administered by an outside financial institution and annual contributions are determined by the Plan's actuaries. The Company's contribution to the plan for the year ended December 31, 2006 was $400,000. In addition, the Company's 401(k) Plan allows the Company's employees to make contributions based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% of the employees' contributions up to 45% of their qualified earnings. The Company's 401(k) Plan is administered by an outside financial institution. The Company's matching contribution to the plan, for the year ended December 31, 2006, was $39,300.

### Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

## NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The company has no open derivative financial positions at December 31, 2006.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital and net capital requirements of $1,213,541 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 20%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2006 the Company subleased office space to an affiliated company. A Company partner is a stockholder of the affiliate. The Company has no outstanding affiliated accounts receivable or payable at December 31, 2006.

NOTE 8 - CONTINGENT LIABILITIES

On or about January 1, 2006 the Company was advised that the U.S. Securities and Exchange Commission (SEC) is conducting an informal investigation entitled "In the Matter of Certain Specialists Trading on Regional and Options Exchanges (NY-7439)" concerning possible violations of federal securities laws and certain regional and options exchange rules concerning trading. In connection with that investigation there have been a number of meetings and calls with the SEC staff and the several Chicago Stock Exchange (CHX) specialist firms involved in the investigation, including the Company. Although the CHX has rerun the data in response to

## NOTE 8 - CONTINGENT LIABILITIES - CONTINUED

the deficiencies raised by the representatives of the firms, the Company and the other firms continue to believe deficiencies persist in that the data employs a flawed methodology, contains false positives and fails to reflect adjustments which were made at or about the time of the original trades. The Company continues to contest the validity of the allegations but has recently commenced settlement negotiations. The Company has indicated to the SEC staff that it would be willing to settle for an amount which is reasonable, on terms which would permit it to continue to meet its net capital requirement and to continue operating. In furtherance of that settlement the Company has submitted financial information to the SEC staff. At this point in time the Company has not received any further response from the SEC staff. The Company and the other firms have been assured that they will each get the benefit of any favorable settlement made with any other CHX specialist firm. It is not yet possible to quantify the amount that the SEC staff will require of the Company to settle, the payment terms or whether that amount and terms would be acceptable to the Company.

## NOTE 9 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements disclosed that memberships owned had been written down below market value. Therefore, the $178,600 loss taken in 2006 was reversed as of December 31, 2006.

END